Exhibit 3.1

State of Delaware

Secretary of State

Division of Corporations

Delivered 05:55 PM 07/26/2004

FILED 05:55 PM 07/26/2004

SRV 040546057 - 3671086 FILE

AMENDMENT TO THE

CERTIFICATE OF INCORPORATION

OF

SOLOMON TECHNOLOGIES, INC.

Solomon Technologies, Inc., a Delaware corporation, (the “Corporation”) does hereby submit the following Amendment to the Certificate of Incorporation of Solomon Technologies, Inc.

FIRST: The name of the Corporation is Solomon Technologies, Inc.

SECOND: The original Certificate of Incorporation of Solomon Technologies, Inc. was filed with the Secretary of State of Delaware on June 17, 2003.

THIRD: This Amendment to the Certificate of Incorporation of Solomon Technologies, Inc. (the “Amendment”) has been duly adopted in accordance with the provisions of Sections 242 and 211 of the General Corporation Law of the State of Delaware by the Board of Directors of the Corporation and the holders of the Corporation’s Series A Preferred Stock and Common Stock.

FOURTH: This Amendment to the Certificate of Incorporation only amends the Certificate of Incorporation by amending Article IV to read as follows:

ARTICLE IV

The Corporation shall have authority to issue shares as follows:

1. 50,000,000 shares of Common Stock, par value $0.001 per share; and

2. 10,000,000 shares of Preferred Stock, par value $0.001 per share, which may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock, including without limitation authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its President this 26th day of July, 2004.

SOLOMON TECHNOLOGIES, INC.

By:	/s/ PETER W. DEVECCHIS
Peter W. DeVecchis
President

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